SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information Services Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45675Y104
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to:
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,075,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,075,371
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,075,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 189,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 189,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,265,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,265,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,265,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,265,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2010 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to shares of common stock (the “Shares”) of Information Services Group, Inc., a Delaware corporation (the “Issuer”).

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons expended an aggregate of approximately $12,559,279.38 to purchase the Shares reported herein. The source of the funds used to make the purchases reported herein is the working capital of the Funds and no part of the purchase amount consists of borrowed funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons may be deemed to beneficially own in the aggregate 3,265,090 Shares. Based upon a total of 36,374,215 Shares outstanding as of April 29, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011, the Reporting Persons' Shares represent approximately 9.0% of the outstanding Shares.

(b) Carlson Capital, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 189,719 Shares reported herein as owned by Offshore, Ltd. and (ii) the 3,075,371 Shares reported herein as owned by Double Offshore, Ltd.

(c) Information concerning transactions in the Shares effected by the Reporting Persons in the past sixty days is set forth below:

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
7/19/2011	590,625	1.50

Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
7/19/2011	34,375	1.50

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2011

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 10 of 10 Pages

ASGARD INVESTMENT CORP

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson